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                               August 26, 2020

       Brent Kelton
       Chief Executive Officer
       AMERI Holdings, Inc.
       4080 McGinnis Ferry Road, Suite 1306
       Alpharetta,GA 30005

                                                        Re: AMERI Holdings,
Inc.
                                                            Pre-effective
Amendment 1 to Registration Statement on Form S-4
                                                            Filed August 12,
2020
                                                            File No. 333-238742

       Dear Mr. Kelton:

               We have reviewed your amended registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information that you provide in response to these comments, we may have additional comments.

       Pre-effective Amendment 1 to Registration Statement on Form S-4 filed August 12, 2020

       General

   1. The number of shares of common stock and the number of shares of Series B preferred stock being registered
in the calculation of registration fee table are inconsistent with the number of shares of
common stock and the number of shares of Series B preferred stock listed in footnote (1)
to the table. Please reconcile the disclosures. Additionally, ensure that the disclosures in
the calculation of registration fee table are consistent with the disclosures throughout
the proxy statement/prospectus.
   2. We note that the proxy statement/prospectus is missing information such as the number of shares of Ameri and Jay
Pharma common and preferred stock outstanding on the record
                                                        date, the percentages
held by directors and officers, and information about the resulting issuer capital and
preferred stock. Please include this information and any other missing
 Brent Kelton
FirstName  LastNameBrent Kelton
AMERI Holdings,  Inc.
Comapany
August 26, NameAMERI
           2020        Holdings, Inc.
August
Page 2 26, 2020 Page 2
FirstName LastName
         information in a pre-effective amendment.
Prospectus Cover Page , page ii

3. Please disclose the exchange ratio and the maximum number of shares that may be issued in the tender offer.
Summary Term Sheet, page 1

4. Disclosure on the prospectus cover page and in the bullet statement on page 5 that each of
         Ameri and Jay Pharma expects that the tender offer will qualify as a tax-deferred transaction within the meaning of Section 368(a) and/or Section 351 of the Internal
         Revenue Code is inconsistent with the response to prior comment 13 and the revised disclosures in the registration statement including on pages 14, 43, 139, 142, and 226.
         Please reconcile the disclosures.
Comparative Historical and Unaudited Pro Forma Per Share Data , page 56

5. We note your response to prior comment 17; however, as previously requested, please provide the pro forma equivalent per share disclosures required by
Item 3(f) of Form S-4.
         Please be advised, given the reverse acquisition, it appears to us that the pro forma equivalent per share disclosures should be presented for the Ameri common shareholders and should be calculated as each related pro forma amount multiplied by the exchange ratio that the Ameri common shareholders will receive in the resulting issuer.
Ameri is expected to incur substantial expenses related to the Offer with Jay Pharma, page 61

6. To the extent possible, please disclose the estimated expenses related to the transactions.
Interests of Ameri's Directors and Executive Officers in the Offer, page 141

7. Identify each of the Ameri directors and officers who will retain an ownership interest in
         Ameri after the closing of the offer, and quantify the ownership interest of each of these
         Ameri directors and officers.
Background of the Spin-Off, page 180

8. Identify the three independent and non-interested directors forming the special committee.
Unaudited Pro Forma Condensed Combined Financial Statements , page 188

9. Refer to note 5 on page 196. It is not clear to us how the numbers of shares were determined. Please clarify or revise.
10. Refer to note 8 on page 197. Please disclose more fully the nature of the expenses and to whom they will be paid.
11. Please more fully explain to us how you determined the number of shares related to Alpha
 Brent Kelton
FirstName  LastNameBrent Kelton
AMERI Holdings,  Inc.
Comapany
August 26, NameAMERI
           2020        Holdings, Inc.
August
Page 3 26, 2020 Page 3
FirstName LastName
         in the loss per calculations on page 198 based on the disclosures provided on pages 193 and 194.
Executive Officers and Directors, page 200

12. State the year in which Mr. Avani Kanubaddi founded Welmedix Healthcare, and describe briefly his business experience during the past five years. See Item 401(e)(1) of
         Regulation S-K.
Certain Material U.S. Federal Income Tax Consequences of the Offer, page 225

13. Remove the term "certain" in the heading or the introductory language in the proxy statement/prospectus's tax disclosure because it raises a concern that the author of the opinion may be omitting a material tax consequence. For guidance you may wish to refer to Section III.C.1. of Staff Legal Bulletin No. 19 (CF) available on the Commission's website.
14. We note the response to prior comment 13 that you intend to file by amendment short form tax opinions. The short form tax opinions and the tax disclosure in the proxy statement/prospectus both must state clearly that the disclosure in the tax consequences section of the proxy statement/prospectus is the opinion of each of the named counsel.
         Please revise. For guidance you may wish to refer to Section III.B.2. of Staff Legal
         Bulletin No. 19 (CF) available on the Commission's website.
15. We note the assumption is made here and elsewhere in the proxy statement/prospectus that the offer qualifies as a tax-deferred transaction under the Internal Revenue Code.
         Since the tax discussion is the opinion of each of the named counsel, the discussion in the proxy statement/prospectus must opine on the material tax issues. Given that each of the named counsel is giving a "should" and not a "will" opinion as indicated in response to prior comment 13, explain why each of the named counsel is unable to give a "will"
         opinion on the material tax issues, and describe the degree of uncertainty on the material tax issues in each of the opinions. For guidance you may wish to refer to Sections III.C.3.
         and III.C.4. of Staff Legal Bulletin No. 19 (CF) available on the Commission's website.
Exclusive Forum, page 292

16. Revised disclosure indicates that the Ameri bylaws provide that the Court of Chancery in the State of Delaware will be the sole and exclusive forum for some actions or proceedings, or, if that Court does not have jurisdiction, the Superior Court of the State of
         Delaware, or, if that Court does not have jurisdiction, the United States District Court for the State of Delaware. Revise the disclosure to make clear whether the provision applies to actions arising under the Securities Act or the Exchange Act. We note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or its rules and regulations, and Section
         22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or its rules and
 Brent Kelton
FirstName  LastNameBrent Kelton
AMERI Holdings,  Inc.
Comapany
August 26, NameAMERI
           2020        Holdings, Inc.
August
Page 4 26, 2020 Page 4
FirstName LastName
         regulations. If the provision applies to Securities Act claims, revise the disclosure to state that there is uncertainty whether a court would enforce the provision and that investors cannot waive compliance with the federal securities laws and their rules and regulations.
         If the provision does not apply to actions arising under the Securities Act or the Exchange
         Act, ensure that the provision in the Ameri bylaws states this clearly, and revise the disclosure in the proxy statement/prospectus to state that the provision in the Ameri bylaws does not apply to any action arising under the Securities Act or the Exchange Act.
17. Revised disclosure indicates that the A&R bylaws provide that the Court of Chancery in the State of Delaware will be the sole and exclusive forum for some actions or proceedings and that, unless the resulting issuer consents in writing to the selection of an alternate forum, the federal district courts of the United States will be the exclusive forum for any cause of action arising under the Securities Act. Given the conditional phrase included in the federal forum exception provision relating to the Securities Act, revise the disclosure to state that there is uncertainty whether a court would enforce the provision and that investors cannot waive compliance with the federal securities laws and their rules and regulations.

         Additionally, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange
         Act or its rules and regulations. If the exclusive forum provision in the A&R bylaws applies to Exchange Act claims, revise the disclosure to state that there is uncertainty whether a court would enforce the provision and that investors cannot waive compliance with the federal securities laws and their rules and regulations. Alternatively, if the exclusive forum provision in the A&R bylaws does not apply to Exchange Act claims, ensure that the exclusive forum provision in the A&R bylaws states this clearly, and revise the disclosure in the proxy statement/prospectus to state that the exclusive forum provision in the A&R bylaws does not apply to any action arising under the Exchange
         Act. Please also amend your filing to include risk factor disclosure related to your exclusive forum clause, including, but not limited to increased costs to bring a claim, and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable.
Experts, page 293

18. In the updated consent for Ameri Holdings, please ensure that the auditor appropriately refers to its dual-dated report.
Consolidated Financial Statements
General, page F-1

19. Please provide updated financial statements, and update all related disclosures throughout the filing for both Ameri Holdings and Jay Pharma as required by Rule 8-08 of Regulation
         S-X.
 Brent Kelton
AMERI Holdings, Inc.
August 26, 2020
Page 5
Ameri Holdings - Annual Financial Statements , page F-20

20. We note your response to prior comment 40; however, we note that the "Basis of
      Presentation" in note 2 on page F-26 in the annual financial statements continues to indicate certain information and note disclosures have been omitted and that adjustments have been reflected. It continues to appear to us that these disclosures are not appropriate for annual financial statements and should be revised. Please ensure Ameri Holdings'
      annual financial statements include all required disclosures.
21. Refer to note 17 on page F-49. Please correct the as revised disclosures for total other assets and total assets as of December 31, 2019.
        You may contact Andi Carpenter, Staff Accountant, at (202) 551-3645 or Anne M.
McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at
(202) 551-3728 or Sherry Haywood, Senior Counsel, at (202) 551-3345 with any other questions.



                                                            Sincerely,
FirstName LastNameBrent Kelton
                                                            Division of
Corporation Finance
Comapany NameAMERI Holdings, Inc.
                                                            Office of
Manufacturing
August 26, 2020 Page 5
cc:       Richard A. Friedman, Esq.
FirstName LastName